Exhibit 99.6

PRESS RELEASE

First power at Scotland’s largest offshore wind farm

Paris, 23 August 2022 – TotalEnergies and its partner SSE Renewables, has announced first power generation from the Seagreen offshore wind farm, 27km off the coast of Angus in Scotland.

The first turbine, of a total of 114, was commissioned in the early hours of Monday morning. The aim is for the 1075 MW farm to be fully operational in the first half of 2023. The $4.3bn Seagreen project will be Scotland’s largest offshore wind farm and the world’s deepest fixed bottom wind farm as it is being developed in 59 meters of water depth.

“We are delighted to announce the start of power generation from Seagreen, our first offshore wind steps in the UK North Sea” said Vincent Stoquart, Senior Vice President Renewables at TotalEnergies. “This marks a new step in the development of TotalEnergies’ offshore activities capacity. This milestone will contribute directly to our objective of reaching 35 GW of renewable electricity capacity worldwide by 2025.”

“We often talk about key milestones along a project’s journey, and Seagreen has had a number to date, but to see this turbine turning in the North Sea and to have reached first power safely, is a fantastic achievement for everyone connected to the project. The project has already brought several benefits to the local community, the UK supply chain and, once completed, Seagreen will make a significant contribution to Scotland and the UK’s ambitious renewable energy targets,” said Paul Cooley, Director of Offshore Wind, SSE Renewables.

TotalEnergies entered into an agreement with SSE Renewables to acquire a 51% stake in the Seagreen project in June 2020. Seagreen has a capacity of 1075 megawatts (MW).

When fully operational, the site will produce around 5 terawatt hours (TWh) of renewable electricity per year, enough to power the equivalent of 1.6 million households.

TotalEnergies and offshore wind in the UK

Over the past two years TotalEnergies has increased its presence in the UK market, the world leader in offshore wind. In 2020 after taking a majority stake in Seagreen, TotalEnergies entered the Erebus (96 MW) and Valorous (300 MW) floating offshore windfarm projects in Wales. In February 2021, TotalEnergies and consortium partner Corio Generation won rights to develop a 1.5 GW offshore wind farm off the coast of Lincolnshire (Outer Dowsing). Finally, in January 2022, TotalEnergies, with Corio Generation and RIDG, secured leasing rights to develop the West of Orkney Windfarm, a 2 GW offshore windfarm in Scotland (Scotwind).

About Seagreen

The 1075 MW Seagreen Offshore Wind Farm project is located 27km off the coast of Angus in the North Sea firth. A £3bn joint venture between TotalEnergies (51%) and SSE Renewables (49%), Seagreen will be Scotland’s largest and the world’s deepest fixed bottom offshore wind farm when complete. Find out more at seagreenwindenergy.com

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 11 GW, of which 2/3 are bottom-fixed and 1/3 are floating. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus, ScotWind), South Korea (Bada project), Taiwan (Yunlin project), France (Eolmed project) and the United States (New York Bight project, North Carolina project). The Company has also been qualified to participate in competitive tenders in the US, UK, France and Poland, and will also participate in tenders in Norway and Netherlands.

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of June 2022, TotalEnergies' gross renewable electricity generation installed capacity is close to 12 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

SSE Renewables Contacts

●	Media Relations: Richard Holligan, GB Communications Manager, SSE Renewables +44 7775 482330

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).